FOR IMMEDIATE RELEASE

CONTACT:  Raoul J. Witteveen                 Anne Kazel/Cindy Lawrence
(212) 916-3261                               Principal Communications
                                             (212) 303-7600


INTERPOOL REPORTS FIRST QUARTER EARNINGS PER SHARE  INCREASED 21%:
LEASING COMPANY REPORTS RECORD FLEET SIZE AND CONTINUED GROWTH

PRINCETON, NJ, MAY 9, 1996 -- Interpool, Inc. (NYSE:IPX) reported today that 1996 first quarter net income per share on a fully diluted basis was 41 cents vs. 34 cents in 1995. Revenues during the 1996 first quarter were $35,179,000, up from $27,695,000 in 1995.

Martin Tuchman, Chairman and Chief Executive Officer commented that the company's net income per share was a record for a first quarterly period, and was the direct result of the continued expansion of Interpool's container and chassis fleets during 1995 and 1996. The company added approximately 19,000 TEUs (twenty-foot-equivalent units) to its container fleet during the first quarter, bringing the total container fleet to approximately 260,000 container TEUs, in addition to a chassis fleet of approximately 54,000 units.

During the first quarter of 1996, Interpool, Inc., acquired the minority interest in the common stock of its subsidiary, Trac Lease, Inc., and the outstanding shares of preferred stock of Trac Lease, in exchange for preferred stock of Interpool. Interpool now owns 100% of the equity of Trac Lease. The acquisition of Trac Lease preferred stock and its related accrued, cumulative dividends resulted in a non-recurring, non-cash charge in the amount of $2,392,000. Such charge has no impact on net income per share because the effect of unpaid dividends was included in the computation of net income per share in prior periods.

On a comparable basis for on-going operations, income before non-recurring charges rose 32% to $8,448,000 from $6,421,000 in the same period a year ago. First quarter net income after the non-recurring charge related to accrued cumulative dividends on the acquired preferred stock of Trac Lease was $6,056,000. Mr. Tuchman noted that Interpool continues to build shareholder value, with its book value rising to over $257 million at the end of the first quarter.

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

                           INTERPOOL, INC.
                  CONSOLIDATED STATEMENTS OF INCOME
              (In thousands, except amounts per share)
                             (Unaudited)

                                                  For the Three Months,
                                                     Ended March 31,
                                                    1996         1995
Revenues:
Container                                         $19,305      $13,851
Chassis                                            12,099       10,947
Other                                               3,775        2,897
                                                   ------       ------
       TOTAL REVENUES                              35,179       27,695

Lease Operating and Administrative Expenses         7,562        7,434
Depreciation and Amortization of Leasing
Equipment                                           7,937        5,985
Gain on Sale of Leasing Equipment                    (271)        (431)
                                                    -----        -----

Earnings Before Interest and Taxes                 19,951       14,707
Interest Expense, Net                               9,853        7,061
                                                   ------       ------

Income Before Taxes and
  Non-recurring Charge                             10,098        7,646
Provision for Income Taxes                          1,650        1,225
                                                  -------      -------
Income Before Non-recurring Charge                $ 8,448      $ 6,421

Non-recurring, non-cash charge related
  to acquisition of Trac Lease, Inc.
  Preferred Stock (1)                               2,392          ---
                                                  -------      -------
Net Income                                        $ 6,056      $ 6,421

Income Per Share:
  Primary                                           $0.42        $0.37
  Fully Diluted                                     $0.41        $0.34

Weighted Average Shares Outstanding:
  Primary                                          17,561       17,347
  Fully Diluted                                    20,589       20,254


(1) Represents a non-cash and non-recurring charge for accumulated dividends of its subsidiary, Trac Lease, Inc., which resulted from the acquisition of the outstanding preferred stock of Trac Lease, Inc. through the issuance of Interpool, Inc. preferred stock. Such charge has no impact on net income per share because unpaid dividends were included in the computation of net income per share in prior periods.